Filed Pursuant to Rule 424(B)(3)

Securities Act File No. 333-228959

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YieldStreet Prism Fund Inc.

Supplement No. 11 dated October 25, 2022

to

Prospectus dated March 31, 2021

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of YieldStreet Prism Fund Inc. (the “Company”) dated March 31, 2021, as amended or supplemented (the “Prospectus”), and should be read together with the Prospectus, as amended or supplemented through the date of this supplement.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest.

Board of Directors

George Riedel has been appointed by our Board of Directors as a director of the Company and to the Company’s Audit Committee and Nominating and Governance Committee, effective as of October 19, 2022. As a director who does not also serve in an executive officer capacity for us or our Adviser, Mr. Riedel is entitled to receive an annual cash retainer fee in the amount of $55,000 annually. We also reimburse Mr. Riedel for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting. Mr. Riedel does not receive any pension or retirement benefits from us. As of October 25, 2022, Mr. Riedel does not beneficially own any equity securities issued by the Company.

James A. Jessee has resigned as a director of the Company and from each committee of the Company, effective as of September 30, 2022.

The sections of the Prospectus entitled “Interested Directors” and “Independent Directors” are amended and restated as follows:

Interested Directors

The following directors are “interested persons” as defined in the 1940 Act. We are not part of a “fund complex” as that term is defined in the Form N-2.

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Directorships Held by Director During Past 5 Years
Michael Weisz, 32	Director, President	Director since October 2019

Since 2015, Mr. Weisz has served as President and Chief Investment Officer of our Adviser and as the President of Yieldstreet. Since 2013, Mr. Weisz has served as Chief Investment Officer of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance.

N/A
Milind Mehere, 48	Director, Chief Executive Officer	Director since December 2018	Since 2015, Mr. Mehere has served as Chief Executive Officer of our Adviser and Yieldstreet.	N/A

Independent Directors

The following directors are not “interested persons” as defined in the 1940 Act.

Name, Address and Age	Position(s) Held with Company	Term at Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Director During Past 5 Years
John C. Siciliano, 68	Director, Chairman of the Board	Director since October 2019	Chairman at Avondale Strategies, LLC since May 2019; CEO of Creighton AI since February 2022; Special Litigation Trustee of the Infinity Q Alpha Fund since March 2022; Senior Managing Director and Global Strategy Leader, Asset and Wealth Management at PricewaterhouseCoopers, LLP from September 2021 until May 2019	Board Member at Sabre Corp. since April 2019 to April 2021; Trustee and Audit Committee Chair at Pacific Global ETFs, a Pacific Life Company from December 2018 to October 2021

William M. Riegel, 66	Director	Director since October 2019	Chief Investment Officer and Senior Managing Director at TIAA Asset Management from June 2013 until April 2017	N/A

George D. Riedel, 59	Director	Director since October 2022	T. Rowe Price Group, Head of US Intermediaries	Board of Directors, CFG Bank, since June 2010

Director Qualifications

Our Board of Directors believes that, collectively, the directors have balanced and diverse experience, qualifications, attributes and skills, which allow our Board of Directors to operate effectively in governing us and protecting the interests of its stockholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each director considered by our Board of Directors.

Michael Weisz. Mr. Weisz is a co-founder and the President of Yieldstreet. He is responsible for corporate strategy and direction, merger and acquisition activity, investment strategy, and sourcing and facilitating a network of originators at Yieldstreet. Mr. Weisz is a co-founder of Soli Capital, a specialty finance lender and investor with an affinity to litigation finance and has served as its Chief Investment Officer since 2013. From 2009 to 2013, Mr. Weisz was Vice President at a New York-based credit opportunities hedge fund with $1.2 billion under management. Mr. Weisz and his team specialized in asset-based loan transactions between $5 million and $25 million with a niche in financing transactions for litigation and similar matters. During his career, Mr. Weisz has managed over approximately $2 billion in transactions. He brings with him 10 years of investment experience. Mr. Weisz graduated with a B.S. in Finance from Touro College. We believe Mr. Weisz’s knowledge of and relationship with our Adviser, as well as his broad experiences in the financial services sector provide him with skills and valuable insight in handling complex financial transactions and issues, all of which make him well qualified to serve on our Board of Directors.

Milind Mehere. Mr. Mehere is the Chief Executive Officer of Yieldstreet responsible for overall strategy and day-to-day operations. Prior to co-founding Yieldstreet in January 2015, Mr. Mehere co-founded Yodle, which was acquired by web.com (Nasdaq: WEB) for $342 million in March 2016. During his time at Yodle from 2006 to 2014, Mr. Mehere created and lead several departments, including General Manager of Canada where he built a team of over 200 people, Vice President of Business Development & Channel Sales and Vice President of Client Management & Operations. Previously, Mr. Mehere held various leadership roles at OATSystems (acquired by Checkpoint Systems CKP) and i2 Technologies (acquired by JDA Software). We believe Mr. Mehere’s knowledge of and relationship with our Adviser, as well as his numerous management positions and broad corporate background bring important and valuable skills, all of which make him well qualified to serve on our Board of Directors.

John C. Siciliano. Mr. Siciliano joined the Company as a Director in October 2019. At present, he is Chairman of Avondale Strategies, LLC, an advisory firm, CEO of Creighton AI, a quantitative investment management firm, and Special Litigation Trustee of the Infinity Q Alpha Fund. Previously, he served as Senior Managing Director and Global Strategy Leader, Asset and Wealth Management at PricewaterhouseCoopers, LLP from 2012 until 2019. From 2011 to 2012, Mr. Siciliano served as Chairman of Avondale Strategies advising companies in the financial services sector. From 2008 to 2010, Mr. Siciliano served as the Chief Executive Officer of the independent asset management firms owned by New York Life Investments. Prior thereto, he was the Chairman and Chief Executive Officer of BKF Capital Group, before which he served in various senior roles in the financial services industry.

William M. Riegel. Mr. Riegel joined the Company as a Director in October 2019. Mr. Riegel was most recently Chief Investment Officer and Senior Managing Director of TIAA Asset Management, from June 2013 until April 2017, taking early retirement in June 2017. In this capacity, he oversaw all the key investment functions of the $600 billion group including global equites, global fixed income, multi-asset lifecycle funds, alternatives, real estate and responsible investing. TIAA’s public investment group won the Lipper Best Large Fund Family each year from 2013 to 2017. The award goes to the mutual fund family that generates the best risk adjusted investment results over the preceding three years. Mr. Riegel is now the Chair of the Rockefeller Family Fund (“RFF”) Investment Committee which he initially joined eight years ago. The endowment was formed in 1967 by the Rockefeller family to support meaningful environmental and social causes. Mr. Riegel has worked closely with the committee, family and outside managers to begin a migration of the endowment to “fossil fuel free” investing.  He has also recently joined the investment advisory committee of Betterment LLC, the first and one of the largest “robo-advisors”. Prior to his role as Chief Investment Officer, Mr. Riegel was head of TIAA’s $200 billion 100-person global public equity team. In this capacity, he helped to restructure both the management of the mutual funds and design of the CREF annuity equity accounts. He managed a global platform that included the active equity portfolio group, the quantitative equity management team, the lifecycle funds, equity research and trading.

George D. Riedel. Mr. Riedel joined the Company as a Director in October 2022. Mr. Jessee has been a director of CFG Bank since June 2010. Mr. Riedel retired from the T. Rowe Price Group in April 2022, following service in various roles over a 24-year career at the firm. Most recently, he served as Head of US Intermediaries, managing the largest distribution business at the T. Rowe Price Group and serving on the firm’s management committee, charged with management of the firm’s day to day operations. Mr. Riedel holds a Bachelor of Science degree in finance and economics from Alfred University and a Master of Business Administration degree in marketing and strategic finance from the University of Pittsburgh, Katz School of Business.